Exhibit 4.86

REFINERY AGREEMENT

between

AL BROOGE INTERNATIONAL ADVISORY LLC (“BIA”)

and

BROOGE PETROLEUM AND GAS INVESTMENT COMPANY FZE

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This Agreement is entered into on 23rd Feb, 2020

Between:

Al Brooge International Advisory LLC, P.O. Box 29939, Abu Dhabi, United Arab Emirates (hereinafter referred to as “BIA”)

And

Brooge Petroleum & Gas Investment Company FZC (BPGIC), PO Box 50170, Fujairah, United Arab Emirates (hereinafter referred to as “BPGIC”)

together referred to as the “Parties”, or individually as “Party”.

WHEREAS:

A-	BPGIC is an oil storage and service provider strategically located in the Port ofFujairah in the Emirate of Fujairah of the UAE. BPGIC’s existing terminal is consistent of Phase I which is fully operational, and Phase II under constrnction stage, both of which are located on the same plot ofland (“Developed Land”).
B-	BIA is interested in constructing a refinery with a capacity of 25,000 bpd on the Developed Land to benefit from the adjacent facility of Phase I, and to address and produce low sulfur fuel oil in compliance with the IMO 2020 requirements, and in accordance with the international NFPA, and UAE adapted standards for safety requirements (the “Project”).
C-	BPGIC is interested in the possibility of subleasing a carve out of its Developed Land to BIA, and in operating the Project once is handed over for operations.
D-	The Parties agree and acknowledge the mutual interest and wish to agree on a long-term joint venture agreement (the “JV”) in accordance with the terms and conditions as set forth below.

NOW, THEREFORE, it is agreed as follows:

1-	FRAMEWORK OF COOPERATION

1.1	Both Patties agree and acknowledge that they shall use their best endeavors to finalize the technical and design feasibility of the Project to be constructed on the Developed Land. The Parties agree that this Agreement sets forth the outlines of the cooperation as of the date between the Patties hereto.

1.2	the Parties shall agree on and determine the interface of cooperation in order to assure a coordinated communication leading to the final terms and conditions of the sublease and the commercial aspects of the N within 30 working days.

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2 - ASSIGNMENT

BPGIC hereby provide BIA the right to enter into an back to back joint venture agreement with internationally reputed counterparts subject to obtaining BPGIC’s prior approval and having proper due diligences in place, however such assignment shall not in any way release BIA from its financial and legal obligations arising from its JV with BPGIC.

3- MISCELLANEOUS

a)	This Agreement and any of its provisions may only be altered or amended if in writing and signed by both Parties.
b)	This Agreement is not intended, nor shall create, express or imply, any legal relationship between the Patties that may be construed as an agency or partnership or otherwise and no Patty shall be authorized to bind the other Party or to act in its name.
c)	Nothing in this Agreement shall be construed to grant, transfer or assign a Party any right or license under any intellectual property right (whether registered or unregistered), patent, know-how, trade secret, invention, discovery or improvement belonging to the other Party.
d)	This Agreement may be entered into in any number of counterparts all of which, taken together, shall form one and the same agreement and either Party may enter into this Agreement by executing a counterpart.
e)	A person who is not a Party has no rights under applicable laws to enforce or enjoy the benefit of any provision of this Agreement.

4- GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and constmed, enforced and performed in accordance with the laws the Free zone of the Emirate of Fujairah.

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IN WITNESS WHEREOF the Parties hereto have set their hands the day and year first above written.

SIGNED:	SIGNED:

For and on behalf of	For and on behalf of
Al Brooge International Advisory LLC (BIA)	Brooge Petroleum and Gas Investment Company FZE (BPGIC)

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